# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exicure, Inc., CIK 0001698530
CUSIP: 30205M309
Title of class of securities: Common Stock, par value $0.0001 per share (the "Common Stock")
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Date of event which requires filing of this statement: 12/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049712

## Reporting persons
- Sangsangin Investment & Securities Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sangsangin Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jun Won Yoo: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Exicure, Inc.
Address of issuer's principal executive offices: 400 Seaport Court, Suite 102, Redwood City, CA 94063

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

Sangsangin Investment & Securities Co., Ltd., a corporation formed under the laws of the Republic of Korea ("Sangsangin");

Sangsangin Co., Ltd., a corporation formed under the laws of the Republic of Korea ("Sangsangin Ltd."); and

Jun Won Yoo, a citizen of the Republic of Korea ("Mr. Yoo").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 22F, parc.1, 108, Yeoui-daero, Yeongdeungpo-gu, Seoul, Republic of Korea.
Citizenship: Please see disclosure in Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 8, 2025, Sangsangin beneficially owned 0 shares of Common Stock.

Sangsangin Ltd., as the majority shareholder of Sangsangin, may be deemed to have beneficially owned the 0 shares of Common Stock beneficially owned by Sangsangin.

Mr. Yoo, as the chief executive officer of Sangsangin Ltd., may be deemed to have beneficially owned the 0 shares of Common Stock beneficially owned by Sangsangin Ltd.
Percent of class:
The following percentage is based on 6,373,869 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

As of December 8, 2025, the Reporting Persons may be deemed to have beneficially owned approximately 0% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A of the Reporting Persons' 13G filed with the Securities and Exchange Commission on December 23, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sangsangin Investment & Securities Co., Ltd.: /s/ Won Ju, Won Ju, Chief Executive Officer (12/10/2025)
- Sangsangin Co., Ltd.: /s/ Jun Won Yoo*, Jun Won Yoo, Chief Executive Officer (12/10/2025)
- Jun Won Yoo: /s/ Jun Won Yoo, JUN WON YOO* (12/10/2025)
Comment: *The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
See Exhibit A of the Reporting Persons' 13G filed with the Securities and Exchange Commission on December 23, 2024.